Bunzl plc 110 Park Street London W1K 6NX

Tel: +44 (0)20-7495 4950 Fax:+44 (0)20-7495 2527

www.bunzl.com
Our ref: BMM/tc/3786let

Mr B Skinner
Accounting Branch Chief
Room 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington
DC 20549
USA

March 16, 2007

Re: Bunzl plc
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 28, 2006
Form 6-K Filed August 29, 2006
File No. 001-14868

Dear Mr Skinner

Thank you for your letter dated March 15, 2007. I set out below our responses to the further comments you have made. In order to assist, I have repeated your comments in full before each response.

Item 15. Controls and Procedures, page 48

1.	We note the proposed disclosure provided in response to prior comment number 3. Your proposed disclosure, however, continues to suggest that your disclosure controls and procedures are effective, but only to the extent of ensuring that "material information relating to the Company and its consolidated subsidiaries would be make known to them by others within those entities to allow timely decisions of required disclosures." We note that this varies from the requirements of Rules 13a-15(b) and (e) under the Exchange Act. Please note that your disclosure should clearly indicate that your disclosures controls and procedures, as defined by Rules 13a-15(b) and (e) under the Exchange Act, are effective. Please confirm you will modify your disclosure in future filings.

I confirm that we will modify our disclosure in future filings to clearly indicate that our disclosure controls and procedures, as defined by Rules 13a-15(b) and (e) under the Exchange Act, are effective.

Registered in England No. 358948. Registered office as above

Note 2. Accounting Policies, page F-11

2.	We note your response to prior comment number 7. To aid investor understanding of your accounting policies with respect to revenue recognition, consider expanding your disclosure in future filings to identify each of the revenue recognition conditions considered and how you determine that the condition has been meet.

I confirm that we will consider expanding our disclosure in future filings to identify each of the revenue recognition conditions which we consider and how we determine that such conditions have been met.

I look forward to hearing from you after you have had an opportunity to review our responses to your comments. In the meantime please let me know if you require any further infomation.

Sincerely

/s/ Brian May
Brian May
Finance Director